December 15, 2009
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Definitive Proxy Statement on Schedule 14A File No. 001-16499
Dear Mr. Spirgel:
This letter sets forth our response to the comment in your letter dated December 1, 2009.
Definitive Proxy Statement on Schedule 14A
Corporate Governance, page 6
Director Independence, page 11
1.	We note a recent media report regarding a vacation home sale in 1998 and a related mortgage financing between Paul Klaassen, your Non-Executive Chair and Thomas Donohue, a member of your Board of Directors. Please advise whether the mortgage has been repaid and if so, when, and whether Sunrise was a party to either transaction. We also note that your Board of Directors determined that Mr. Donohue meets the criteria for independence under the New York Stock Exchange listing standards. Please advise whether the home sale and mortgage transactions were considered by the Board of Directors in determining that Mr. Donohue is an independent director.

Sunrise Response:

The following sets forth the facts that were provided to Sunrise by Mr. Donohue and Mr. Klaassen with regard to the above-referenced sale and financing transaction.
•	On May 29, 1998, Thomas and Elizabeth Donohue acquired a property owned by Donald and Margaret Williamson for $440,000. The property is located at 400 Greenwood Point Road, Grasonville,

Mr. Larry Spirgel
December 15, 2009

Maryland, which is adjacent to a property owned by the Klaassens. In connection with the purchase of the property, Paul and Teresa Klaassen extended a loan to the Donohues in the amount of $365,000 to finance the Donohues’ purchase of the property. This loan was evidenced by a promissory note which carried an interest of 7% and was secured by a purchase money deed of trust (i.e., mortgage) on the property. On July 8, 1999, this loan was paid and the mortgage was released.
Sunrise was not a party to the sale transaction or the financing related to it. As a result, no disclosure regarding these transactions was or is required in the Company’s proxy statement. With respect to the independence determination, the Board of Directors of Sunrise did not consider the transactions described above. As the staff may be aware, the NYSE director independence criteria apply to relationships between the director and the listed company. There is also a three-year look back under the NYSE’s director independence rules. As indicated above, (i) Sunrise was not involved in the transactions; (ii) the sale transaction occurred in 1998 and (iii) the financing extended by the Klaassens to the Donohues in 1998 was repaid by the Donohues in 1999. Accordingly, neither the sale nor the financing transaction would be relevant to a determination of director independence under NYSE rules for purposes of the 2009 proxy statement.
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We acknowledge the following: (1) that Sunrise is responsible for the adequacy and accuracy of the disclosure in our filings; 2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, please contact me at (703) 744-1641.
Sincerely yours,
/s/ Mark S. Ordan
Mark S. Ordan
Chief Executive Officer